UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)*

                        ADVANCED MARKETING SERVICES, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   0753T 10 5
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 00753T 10 5        13G

1.  NAME OF REPORTING PERSON:    Loren Carl Paulsen, as Trustee under
                                 Revocable  Trust UTD  July 12,  1999
                                 Social Security or IRS ID:

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)
    Not applicable                                     (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORIGIN: U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

             5.  SOLE VOTING POWER: 1,416,892

             6.  SHARED VOTING POWER: -0-

             7.  SOLE DISPOSITIVE POWER: 1,416,892

             8.  SHARED DISPOSITIVE POWER: -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,641,524<F1>

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 7.4%

12. TYPE OF REPORTING PERSON: Individual (as Trustee)


ITEM 1.

             (a) Name of Issuer: Advanced Marketing Services, Inc.

             (b) Address of Issuer's Principal Executive offices:
                 5880 Oberlin Dr., Suite 400, San Diego, California 92121-9653


ITEM 2.

             (a) Name of Person Filing: Loren Carl Paulsen (as Trustee)

             (b) Address of Principal Business Office:
                 5880 Oberlin Dr., Suite 400, San Diego, California 92121-9653

             (c) Citizenship: U.S.A.

             (d) Title of Class of Securities: Common Stock

             (e) CUSIP Number: 00753T 10 5

ITEM 3.(c) STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b):
           Not applicable.

ITEM 4.  OWNERSHIP

             (a) Amount Beneficially Owned: 1,641,524<F1>

             (b) Percent of Class: 7.4%

             (c) Number of  shares as to which  reporting  person  has:
                 (i)   sole power to vote or to direct the vote: 1,416,892
                 (ii)  shared power to vote or to direct the vote: 0
                 (iii) sole power to  dispose or to direct the  disposition  of:
                       1,416,892
                 (iv)  shared power to dispose or to direct the disposition of:
                       0

ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:  Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:  Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:  Not applicable

ITEM 10. CERTIFICATION:   Not applicable

<F1>
Includes 224,632 shares held by an Irrevocable Trust dated July 12, 1999 of which Mr. Paulsen is not a Trustee and as to which Mr. Paulsen disclaims beneficial ownership.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Date:    February 13, 2004


                                                     /s/ Loren C. Paulsen
                                                     --------------------------
                                                     Loren C. Paulsen, Trustee